FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce Third Quarter Fiscal 2017 Results on Tuesday December 20th, 2016	1.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry to Announce Third Quarter Fiscal 2017 Results on Tuesday December 20th, 2016

Waterloo, Ontario - December 6, 2016 - BlackBerry Limited (NASDAQ: BBRY; TSX: BB) will be reporting results for the third quarter of fiscal 2017 on December 20, 2016. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-844-309-0607 or by logging on at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 11 am ET by dialing 1-855-859-2056 or 1-404-537-3406 and entering Conference ID #18826550 or by clicking the link above.

About BlackBerry
BlackBerry secures, connects and mobilizes the enterprise. For today’s enterprise of things, BlackBerry provides devices and a software platform that enables and manages security, mobility and communications between and among hardware, programs, mobile apps and the internet of things. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@BlackBerry.com

Media Contact:
BlackBerry Media Relations
519-597-7273
mediarelations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 7, 2016	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller